June 19, 2009
VIA EDGAR AND COURIER
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Mail Stop 4561
Attn: Maryse Mills-Apenteng

Re:	comScore, Inc. Form 10-K for Fiscal Year Ended December 31, 2008 Filed March 16, 2009 Form 10-Q for Quarterly Period Ended March 31, 2009 Filed May 11, 2009 File No. 001-33520
Ladies and Gentlemen:
     On behalf of comScore, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 29, 2009, relating to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2008 (the “2008 10-K”) and the Company’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2009 (the “Q1 2009 10-Q”) filed with the Commission on March 16, 2009 and May 11, 2009, respectively (File No. 001-33520).
     In this letter, we have recited the comments from the Staff in bold and italicized type and have followed each comment with the Company’s response. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

U.S. Securities and Exchange Commission
June 19, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 45
Results of Operations, page 53
Year Ended December 31, 2008 Compared to Year Ended December 31, 2007 and Year Ended December 31, 2007 Compared to Year Ended December 31, 2006, page 53
1.	We note that your discussion of year-to-year changes in certain line items does not include a corresponding discussion of the underlying business conditions and other factors that you believe contributed to those changes. For instance, you attribute the 21% increase in revenues in fiscal 2008 in part to expansion efforts in Europe and continued growth in Canada without discussing what factors contributed to the continued growth experienced in Canada or to management’s decision to expand operations in Europe. Your disclosure should address what management believes to be the forces driving these material changes. In future filings, please expand Management’s Discussion and Analysis to provide enhanced disclosure regarding management’s view of the key factors contributing to material changes in results of operations from period to period. Please note that this comment also applies to the disclosures in Management’s Discussion and Analysis in your Form 10-Q for the quarterly period ended March 31, 2009.
RESPONSE TO COMMENT 1:
     The Company recognizes the importance of, and is committed to, providing appropriate disclosure regarding management’s view of the key factors contributing to material changes in results of operations from period to period, to the extent necessary to facilitate an understanding of the Company’s businesses as a whole. Accordingly, the Company respectfully advises the Staff that in the Company’s future public filings it will expand upon management’s views of the key factors contributing to such material changes.
     As additional background for the Staff’s consideration, the Company notes that, in the overview to the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the 2008 10-K and the Q1 2009 10-Q (“MD&A”), the Company provides a detailed description of how it derives revenues from subscription-based products and customized projects and quantifies the contribution of each in the revenue discussion of the MD&A. The Company also provides analysis in the Q1 2009 10-Q as to its view of the impact on project-based revenues of the prevailing economic conditions on customers’ budgets and capacity for spending.

U.S. Securities and Exchange Commission
June 19, 2009

     Additional disclosure explaining management’s intention to expand international revenues may be found on page 47 of the 2008 10-K and on page 21 of the Q1 2009 10-Q. This disclosure discusses management’s expectation that international revenues will increase as a percentage of total revenues as the Company builds greater international recognition of its brand and expands its sales operations globally. The Company is in a growth stage, and its expectation is that its revenue will grow, period-over-period, as its business expands — both domestically and internationally. Ultimately, the addition and retention of customers is what drives the Company’s revenue, and the Company does disclose its customer growth.
     As an additional point, the Company respectfully notes that the discussion of year-to-year changes in its revenue line item of its 2008 10-K discloses a 34.7% increase in revenues in fiscal 2008, rather than a 21% increase in revenues as indicated in the Staff’s comment. The 34.7% increase in revenues represents an increase of approximately $30.2 million in total revenues over 2007. Of this $30.2 million increase, approximately $18.3 million, or 61% of the increase, was attributable to sales to existing customers based in the U.S.; accordingly, the 2008 10-K discloses this underlying business condition as the primary factor contributing to the year-to-year change in its revenue line item. In addition, in the Company’s discussion of other factors contributing to the increase in this line item, the Company discloses in the 2008 10-K that approximately $5.6 million, or 19% of the increase, was attributable to sales to new U.S. customers; and the remaining approximately $6.4 million, or 21% of the increase, was attributable to sales to customers outside of the U.S.
2.	There are instances where two or more sources of a material change have been identified, but the dollar amounts for each source that contributed to the change were not disclosed. Refer to your discussion regarding revenue increases for fiscal years 2008 and 2007. With respect to fiscal 2008, you identify several contributing factors, such as expansion in Europe and the M:Metrics acquisition, without quantifying the effect of each factor. Please tell us what consideration you have given to quantifying each source that contributed to a material change. Please refer to the guidance in Section III.D of SEC Release 33-6835. In addition, your disclosure should remove vague terms such as “primarily” in favor of specific quantifications. Please note that this comment also applies to the Form 10-Q for the quarterly period ended March 31, 2009.
RESPONSE TO COMMENT 2:
     The Company is committed to providing appropriate disclosures regarding material changes and quantifying these changes, to the extent necessary to facilitate an understanding of the Company’s businesses as a whole. Given the Staff’s comments above, the Company

U.S. Securities and Exchange Commission
June 19, 2009

supplementally advises the Staff that, in its future public filings, the Company will quantify—either by dollar amounts or percentage—those factors that cause the Company’s revenue to change materially. For example, in light of the Staff’s comments above, disclosure of year-to-year changes in the Company’s revenue line item would read similar to the following paragraph:
“Total revenues increased by approximately $30.2 million during the year ended December 31, 2008 as compared to the year ended December 31, 2007. The majority of this increase was due to sales to existing customers based in the U.S. totaling $85.3 million during 2008, which was a $18.3 million increase over 2007. In addition, revenues during the year ended December 31, 2008 from new U.S. customers were $15.6 million, an increase of approximately $5.6 million as compared to 2007. Revenues from customers outside of the U.S. totaled approximately $16.5 million, or approximately 14% of total revenues, during the year ended December 31, 2008, which was an increase of $6.4 million as compared to 2007. The increase in revenues from non-U.S. customers was due to our ongoing expansion efforts in Europe, which resulted in a revenue increase of approximately $2.8 million as compared to 2007, as well as to our continued growth in Canada, which resulted in a revenue increase of approximately $1.1 million as compared to 2007. Revenues in 2008 also include the impact of the M:Metrics acquisition, which was completed at the end of May 2008.”
     The Company advises the Staff that it is unable to quantify the impact of the M:Metrics acquisition given the significant number of customer overlaps, and the comprehensive integration of the M:Metrics products and sales into the Company’s existing product management, sales and marketing operations.
3.	Please clarify to what extent the increases in revenues were due to changes in volume versus changes in price or to the introduction of new products or services. Please provide this information, to the extent possible, in quantified terms. Refer to Item 303(a)(3)(iii) of Regulation S-K. Please note that this comment also applies to the Form 10-Q for the quarterly period ended March 31, 2009.
RESPONSE TO COMMENT 3:
     The Company produces a wide variety of syndicated and custom products. While most of these products use the Company’s digital marketing intelligence platform as a foundation, for a large number of customers, the end product is a package of reports and license subscriptions,

U.S. Securities and Exchange Commission
June 19, 2009

responsive to the customer’s particular enterprise needs and interests, specifically tailored based on the scope of the data required as well as the combination of products to which the customer has subscribed. With the majority of our customers purchasing such specifically-tailored packages, whose components are not individually priced, it would be unreasonably difficult for the Company to try to quantify growth in revenue due to changes in volume versus changes in price without developing some arbitrary measures. For example, the Company would have to assign prices to the various features of a specifically-tailored package to enable comparisons across customers, and then average these arbitrarily assigned prices to analyze impacts of changes in volume purchases versus changes in pricing. Given the arbitrary nature of these assumptions and the myriad configurations of the Company’s data and analyses, the Company believes that such an attempt to quantify changes in volume versus changes in price would provide a misleading description to investors regarding the evolution of the Company’s business. In this regard, the Company’s business model is designed to allow its customers to access, to organize and to analyze the data that the Company collects and presents, and to obtain that data in the form of reports and through packages that enable customers to make better-informed decisions and implement more effective digital business strategies. Depending on any specific customer’s needs, these specifically-tailored packages and reports generated from the Company’s data vary dramatically in content and in pricing. The Company’s business model is not predicated on the traditional manufacture and sale of goods for which the volume and pricing variations contemplated by Item 303(a)(3)(iii) of Regulation S-K may be more meaningful to an investor’s understanding of the business.
Part IV
Item 15. Exhibits, Financial Statement Schedules, page 104
Exhibit Index, page 105
4.	You state on page 12 that Microsoft Corporation accounted for 12%, 13% and 12% of your revenues for the years ended December 31, 2008, 2007 and 2006, respectively. Please tell us why you have not filed as an exhibit any agreements for the provision of services and sale of your products to Microsoft. See Item 601(b)(10)(ii) of Regulation S-K. In addition, please tell us whether you considered describing the material terms of your relationship with Microsoft in the business section.
RESPONSE TO COMMENT 4:
     The Company respectfully informs the Staff that it has not filed as exhibits any agreements for the provision of services or sale of the Company’s products to Microsoft because

U.S. Securities and Exchange Commission
June 19, 2009

the Company has entered into hundreds of independent agreements with Microsoft in the form of purchase orders, statements of work, and other separate and independent agreements (collectively, the “Microsoft Agreements”). The Company has concluded that the Microsoft Agreements are not required to be filed under Item 601(b)(10)(ii) of Regulation S-K because the agreements are ordinary course agreements upon which the Company’s business is not substantially dependent, and because filing the agreements would not provide further information relevant to an investor’s decision to purchase the Company’s securities.
     Pursuant to subsection (ii) of Regulation S-K Item 601(b)(10), if a contract is of a sort that ordinarily accompanies the kind of business conducted by the Company, it is deemed to be ordinary course and need not be filed unless, under subsection (ii)(B), it is a “contract upon which the registrant’s business is substantially dependent.” The rule provides examples of substantial dependence such as “continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials” or any “license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.”
     The Company regularly enters into statements of work and purchase orders with many customers, including Microsoft, and believes that all of these agreements are in the ordinary course of business for the Company. The Microsoft Agreements do not obligate the Company to sell a major part of its goods or services to Microsoft, or to purchase a major part of its requirements for goods or services from Microsoft, and they do not involve the license to the Company of intellectual property without which the Company could not operate a major portion of its business. As the Staff correctly noted, Microsoft has represented more than 10% of the Company’s net revenue for each of the last three fiscal years, but the Company respectfully submits that it is not “substantially dependent” upon any of the Microsoft Agreements for purposes of Regulation S-K Item 601(b)(10)(ii)(B). In the event that all of the Microsoft Agreements were terminated for whatever reason, the Company believes that while it would suffer a meaningful loss of revenue, its business as a whole would not materially change. The Company offers the same or similar services to Microsoft that it offers to its other customers, which now number over 1,100.
     The Company also does not believe that filing the Microsoft Agreements would provide information relevant to an investor’s decision to purchase the Company’s securities. The Company’s arrangements with Microsoft are non-exclusive, and the terms of the Microsoft Agreements are similar to other statements of work and purchase orders that the Company has entered into in the past and expects to continue to enter into in the future.

U.S. Securities and Exchange Commission
June 19, 2009

     In addition, the Company respectfully notes that it has disclosed the material terms of the Company’s relationship with Microsoft in the business section on page 12 of the Company’s 2008 10-K and in the risk factors sections on page 24 of the 2008 10-K and page 37 of the Q1 2009 10-Q. In its future public filings, the Company will clarify its description of this relationship consistent with the information provided above.
****
     Please direct your questions or comments regarding this letter to the undersigned at (202) 973-8800 or Robert G. Day at (650) 493-9300. Thank you for your assistance.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation
Mark R. Fitzgerald

cc:	Magid M. Abraham, Ph.D., comScore, Inc. Kenneth J. Tarpey, comScore, Inc. Christiana L. Lin, comScore, Inc. Robert G. Day